April 2011 Pricing Sheet dated April 26, 2011 relating to Preliminary Terms No. 752 dated April 8, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

Contingent Coupon Auto-Callable Notes Based on the Performance of the S&P 500® Index
due April 29, 2031
PRICING TERMS – APRIL 26, 2011
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Aggregate principal amount:	$6,000,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date:	April 26, 2011
Original issue date:	April 29, 2011 (3 business days after the pricing date)
Maturity date:	April 29, 2031
Early redemption:
If, on any observation date, beginning April 29, 2014, the index closing value of the underlying index is greater than or equal to the threshold level, the notes will be automatically redeemed for an early redemption payment on the related coupon payment date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount for each note you hold plus (ii) the contingent monthly coupon with respect to the related observation date.
Initial index value:	1,347.24, which is the index closing value on the pricing date
Threshold level:	2,020.86, which is equal to 150% of the initial index value
Contingent monthly coupon:	●	From and including the original issue date to but excluding April 29, 2012: $6.6667, corresponding to approximately 8.00% per annum
●
From and including April 29, 2012 to but excluding the maturity date: A contingent coupon of $6.6667 (corresponding to approximately 8.00% per annum) is paid only if the closing value of the underlying index is at or above the barrier level on the related observation date.

If on any observation date, the closing value of the underlying index is less than the barrier level, we will pay no coupon for the applicable month.  It is possible that the underlying index will remain below the barrier level for extended periods of time or even throughout the 19-year period after the first year until maturity so that you will receive no contingent monthly coupons.

Barrier level:	1,050, which is equal to approximately 77.9% of the initial index value
Coupon payment dates:
The 29th day of each month (or the last calendar day, in the case of February), beginning May 29, 2011; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day

Observation dates:
The fourth business day preceding each coupon payment date, beginning with the April 29, 2012 coupon payment date, subject to postponement for non-index business days and certain market disruption events

Payment at maturity:	At maturity, you will receive an amount equal to (i) the stated principal amount for each note you hold plus (ii) the contingent monthly coupon with respect to the final observation date, if any.
CUSIP:	617482TN4
ISIN:	US617482TN42
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per note	$1,000	$35	$965
Total	$6,000,000	$210,000	$5,790,000
(1)	The price to public for investors purchasing the notes in fee-based advisory accounts will be $970 per note.
(2)
Selected dealers and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $35 for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a sales commission of $5 per note. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 752 dated April 8, 2011
Prospectus Supplement for Auto-Callable Securities dated August 20, 2009                Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.